WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06
70 FOX STREET • JOHANNESBURG • SOUTH AFRICA
PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM
Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027904

31 October 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Mr H G Hira
Investor Relations Manager

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Enclosures: (1 page)

WGR - Wits Gold - Results Of Annual General Meeting
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/
JSE Code: WGR
ISIN: ZAE000079703
("Wits Gold")

RESULTS OF ANNUAL GENERAL MEETING

The Annual General Meeting (AGM") of Wits Gold shareholders was held in Johannesburg on Friday, 12 October 2007. The purpose of the AGM was to consider the resolutions as set out in the Wits Gold notice of AGM. All of the resolutions tabled at the AGM were duly passed.

Johannesburg
15 October 2007
Sponsor
PricewaterhouseCoopers Corporate Finance (Pty) Ltd

Date: 15/10/2007 12:34:01 Produced by the JSE SENS Department.

2007-10-15 12:34:01 Source: JSE News Service (SENS)

WGR - Witwatersrand Consolidated Gold Resources Limited - Trading update
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
("Wits Gold")
JSE Code: WGR
ISIN: ZAE000079703
Trading update
In terms of the Listings Requirements of JSE Limited, companies are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on will be more that 20% different from that of the previous corresponding period.
Accordingly, a review of the financial results for the 6 months ended 31 August 2007 by management has indicated that they expect a basic and headline loss per share of between 10,40 cents per share and 12,70 cents per share. In the prior comparative period the company reported a basic and headline loss per share of 29,95 cents per share.
The decrease in the loss and headline loss per share is mainly attributable to an increase in both interest received (R1,7m) and the fair value gain on a financial asset (R3,5m).
The financial information on which this trading statement is based has not been reviewed or reported on by Wits Gold's auditors. The results for the 6 months ended 31 August 2007 are expected to be published on or about 15 November 2007.
30 October 2007
Sponsor
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited
(Registration number 1970/003711/07)
Date: 30/10/2007 12:32:33 Produced by the JSE SENS Department.

2007-10-30 12:32:33 Source: JSE News Service (SENS)